On November 11, 2011, staff of the NASDAQ Listing Qualifications Department (Staff) imposed a trading halt on the securities of CDC Software Corporation, Inc. (Company). On November 17, 2011, Staff notified the Company that it was subject to delisting pursuant to Rule 5101, due to public interest concerns and the Companys failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2010. On November 25, 2011, the Company appealed Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815 and requested that the Panel stay any delisting action pending the scheduled hearing. Pursuant to Rule 5815(a)(1)(B), the request stayed delisting action for a period of 15 days from the date of the deadline for requesting a hearing, unless the Panel determined subsequently to grant an extended stay. On December 6, 2011, the Panel denied the Companys request for an extension of the stay, and its shares were suspended on December 12, 2011. The hearing was held on January 19, 2012. On February 13, 2012, the Panel issued a decision to delist the Companys securities for violations of Rules 5101 and 5250(c). On February 28, 2012, the Company appealed the February 13, 2012 Panel decision to the Nasdaq Listing and Hearing Review Council (Council). On April 13, 2011, the Company withdrew its appeal of the February 13, 2012 Panel decision, which thereby became the final action of NASDAQ pursuant to Rule 5815(d)(2).